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EXHIBIT 99.1


ATI JOINS RUSSIAN INSTITUTE TO FORM TECHNOLOGY PARK IN RUSSIA
May 11, 2001 06:01:00 AM ET


BERLIN--(BUSINESS WIRE)--May 11, 2001--Advanced Technology Industries Inc. AVDI has entered into an agreement for incorporated companies under the law of the Russian Federation to form an Incubator/Technology Park in Zhelesnogorsk (formerly known as Krasnoyarsk-26), one of the "closed cities" of the Former Soviet Union.

This business venture is known as the "International Centre of Advanced Technologies." The founding members are NIFTI and ATI. The legal address of the International Centre of Advanced Technologies is Akademgorodok, P.B. 8678, 66036 Krasnoyarsk, Russian Federation.

Zhelesnogorsk is the largest underground nuclear complex in the world. The nuclear mega-labyrinth is located 250-300 meters deep under the surface. It consists of 3,500 rooms and halls and operates under the name, "Mining and Chemical Combinate" (MCC). The complex has three nuclear reactors for plutonium production, one reprocessing facility for the production of plutonium-dioxide and uranium-nitrate.

Two of the nuclear reactors have been decommissioned and the third reactor is still under operation to supply the 120,000 inhabitants of the above ground city of Zheleznogorsk with electricity and heat. The facility houses extensive underground storage capacity for both liquid and solid nuclear wastes. There are current plans to establish Zhelesnogorsk internationally as a center which is offering its services for nuclear waste management for interim storage and reprocessing or final storage of nuclear waste.

Discussions between MCC, the administration of Zhelesnogorsk, NIFTI and ATI are being conducted to define the exact boundaries of the real property within the "closed city." Approximately 13 hectares have been identified as suitable for the facility. This area consists of production facilities previously used for assembling micro-electronics. It also includes a former laboratory used for nuclear technologies and an uncompleted production hall.

The proposed plan is to complete the hall for development and production of proposed conversion technologies and to reestablish the structure and operations of the laboratory to develop applications for nuclear waste remediation technologies. Operating budgets are currently being prepared and various submissions for multilateral agency funding are in process.

This plan has been developed utilizing the existing structure of the Zhelesnogorsk Development Center, which was founded in 1999 with a U.S. Department of Energy (U.S. DOE) grant. This grant was issued pursuant to the Nuclear Cities Initiative Program of the DOE. The Nuclear Cities Initiative
(NCI) is a cooperative program between the United States and the Russian Federation established to promote business development and job creation in Russia's closed nuclear cities.

ATI believes this business model qualifies for existing international funding agency programs, including U.S. DOE/NCI and the Initiatives for Proliferation Prevention (IPP) programs.

The IPP program cooperatively engages Russian weapons scientists, engineers and technicians currently or formerly engaged with weapons of mass destruction (or related technologies) on non-weapons related projects. This program identifies and creates non-military, commercial opportunities for Russian defense technologies.

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The process of commercial evaluation, partnership formation and assistance in commercialization is provided by the U.S. Industry Coalition (USIC), a Delaware 501c3 corporation. This is a U.S. government supported coalition of private companies. ATI became a member of the USIC in 2000. USIC acts as the commercialization agent for the U.S. Department of Energy's IPP program.

USIC supports IPP by providing U.S. Industry partners to work in tandem on cost-shared projects with the U.S. National Laboratories and Russian weapons institutes. Both the NCI and IPP programs work with the direct participation of one, or more, of 11 U.S. National Laboratories.

Currently more than 3,300 Russian scientists are working with more than 220 U.S. National Laboratory scientists. U.S. Industry partners include General Electric, Exxon, DuPont, Boeing, Aquila Technologies, Phygen, Raton Technology Research Inc., Lasen Inc. and others.

Discussions are ongoing with agencies of the Federal Republic of Germany and other European multilateral agencies for additional financial support.

NIFTI, cooperating partner of ATI in the management of the Centre, was formed by Decree No. 69 of June 19, 1991, through the transformation of three departments of Krasnoyarsk State University into The Research Institute of Physics and Engineering (NIFTI) for the purpose of development of defense-related technologies.

In 1993, the NIFTI board adapted a program of full-scale conversion, from defense related to research intensive technologies and products, aimed to solve the problems of Siberian industries. Today the mission of NIFTI is directed to fundamental research and engineering in utilization of nuclear wastes, industrial waste recovery, explosion physics, composites, ultra-dispersed and ceramic materials and aluminum production related technologies.

They develop and commercialize new innovations from start-up stage to prototyping, marketing and business planning. ATI and NIFTI have identified technology projects over the last 12 months that are suitable for development in the period 2001-2002.

The International Centre is being organized into specific Focus Groups: -- Nuclear Waste Management -- Superconductivity -- Environmental Pollution -- Life Sciences -- Fire protection materials -- Aluminum production and environmental by-product technologies

Functioning through the above Focus Groups the International Centre for Advanced Technologies is intended to provide cooperative research and development agreements (CRADA) with nuclear and military scientists, engineers and technicians in order to promote non-military employment opportunities and to convert military production facilities to non-military technologies.

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This plan is intended to provide strategic partners access to an extensive portfolio of technologies developed within the armament laboratories of the Former Soviet Union. The initial and primary focus of this commercialization of former armament technologies will be those from the "closed cities" of Zhelesnogorsk (Karsnoyarsk-26), Zelenogorsk (Krasnoyarsk-45), Seversk (Tomsk-7) and Snezhinsk (Chelyabinsk-70).

Additionally, it will provide access to research and engineering resources, scientists, engineers and personnel. These services are being provided from the existing infrastructure of these four "closed cities." ATI is currently developing a plan to recruit additional strategic partners to provide additional services, e.g. research and development, financing, and global marketing.

Advanced Technology Industries is a technology enabling holding company that transforms old world markets into new world networks by amassing, enhancing and distributing intellectual capital from incubation to global alliances.

ATI works in cooperation with the agencies of the United States, Russian Federation, Federal Republic of Germany, the State of Israel and multilateral agencies, such as the European Union and the European Bank of Reconstruction and Development, to promote the transfer of new technology from the military industrial industries and research institutes of the former Soviet Union, including the "closed cities" of the Russian Federation, to the private sector and industry.

These objectives are designed to promote nuclear non-proliferation and provide opportunities to institutes, military industrial organizations, weapons scientists and engineers to create new businesses, improve industrial efficiency, increase employment, enhance trade, preserve the environment and improve the quality of life.

Certain information and statements included in this news release constitute "forward looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance, or achievement of the company to be materially different from any future results, performance, or achievements expressed or implied in such forward-looking statements.

(C) 2001 BusinessWire